[LTC LETTERHEAD]

October 26, 2005

Steven Jacobs

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington DC, 20549

Re:	LTC Properties, Inc.
Form 10-K for the year ended December 31, 2004
Filed February 28, 2005
File No. 001-11314

Dear Mr. Jacobs:

We have the following response to your comment letter dated October 21, 2005 on the above-referenced filing.

SEC Comment in letter dated October 21, 2005:

1.             We read your response to comment 1.  Please summarize the efforts you have made to obtain access to the financial statements or any other financial information for Alterra.

Company’s Response to #1:

Pursuant to the provisions of our master leases with Alterra, we are entitled to, and do receive, certain operating information related to the properties we have under lease with Alterra and certain operating information of Alterra not including balance sheet or cash flow information.  Accordingly, such information does not include sufficient information to provide summarized financial information under Rule 1-02(bb) of Regulation S-X.  Provisions of the master leases do not expressly grant us permission to publish Alterra’s financial information in any of our public filings.  In providing us with certain operating information, Alterra’s expectations are that we will treat this information confidentially.  Therefore, to date, our efforts to obtain access to financial statements or any other financial information for Alterra have been limited by our contractual obligations under lease agreements with Alterra and we have not approached Alterra, nor do we currently expect Alterra to provide such summarized financial information.

We understand that Alterra has merged with Brookdale Senior Living, Inc. and Brookdale Senior Living, Inc. has recently filed a registration statement with the Commission (File No. 333-127372).  Should Brookdale Senior Living, Inc. become a reporting company subject to the filing requirements of the Commission, we will include their summarized financial data in our filings with the Commission in the same manner as we do for our other lessees, guarantors and obligators that meet the “significant subsidiary” definition of Rule 1-02.

Very truly yours,
LTC PROPERTIES, INC.

/s/ Wendy L. Simpson

Wendy L. Simpson
Vice Chairman, Chief Financial Officer and Treasurer